X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

[redacted]

06018675

DELIVERED BY MAIL

NOV 2 0 2006
213
SECTION

November 10, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the Second Quarter Interim Financial Statements for the Period Ended September 30, 2006 for X-Cal Resources Ltd., along with the Management Discussion and Analysis and Form 52-109F2 Certifications.

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
NOV 24 2006
THOMSON
FINANCIAL

Sharon MacLellan

11/22

sml/
encl

FORM 52-109F2
CERTIFICATION OF INTERIM FINANCIAL STATEMENTS

I, John Arnold, Chief Financial Officer of X-Cal Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated this 10th day of November, 2006

"John Arnold"

John Arnold,
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FINANCIAL STATEMENTS

I, Shawn Kennedy, President and Chief Executive Officer of X-Cal Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated this 10th day of November, 2006

" Shawn Kennedy"

Shawn Kennedy,
President and Chief Executive Officer

X-Cal Resources Ltd.

Second Quarter Report (Unaudited)

For the 6 months ended September 30, 2006

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Smythe Ratcliffe, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

Both Dr. Sillitoe's report and the NI-43-101 Technical Report (March 2006) were filed on SEDAR. Dr. Jeffrey Hedenquists' report was not filed on SEDAR but can be found in it's entirety at the Company's website www.x-cal.com.

Based on the findings of the above mentioned reports there have been five priority drilling targets identified and it's intended that 150 holes will be drilled totaling 150,000 feet. The Company began drilling the first of these targets, the Range Front, during the month of August, 2006. The Range Front is scheduled for 15 drill holes with testing along a 5km area located parallel and to the east of the Sleeper Mine site. Assays from several intervals in the first drill hole returned early encouragement.

Drill hole #RF-06-01 has intersected encouraging gold values:

- 20ft of 0.088 ounces (3.01 grams) per ton Au from 145 to 165ft.
- 60ft of 0.009 ounces (0.295 grams) per ton Au from 165 to 225ft.
- 20ft of 0.010 ounces (0.342 grams) per ton Au from 400 to 420ft.
- 5ft of 0.23 ounces (7.92 grams) per ton Au from 485 to 490ft.

The interval of 0.23 ounces (7.92 grams) per ton Au occurred in a volcanic quartz breccia with abundant pyrite and marcasite. A large part of the hole was anomalous with lower gold and silver values. A second drill hole #RF-06-02 located 3,000 ft. to the north of #1 has returned anomalous values. The anomalous values in hole #2 include: 135ft of 0.007 ounces (0.244 grams) per ton Au and 0.45 ounces (4.9 grams) per ton Ag from 185 to 320 ft.

Both drill holes merit further work. Currently assay results are behind drilling, due to an industry wide back-log of lab results. The size of the Sleeper Gold Project and number of targets allows for drilling of initial vectoring holes into a prospective area. During the waiting period for assays, drilling continues in other target areas.

Readers are further encouraged to view the Company's news releases which include plan maps and assay results available on the X-Cal Resources Ltd. web site at http://www.x-cal.com and on the SEDAR website at www.sedar.com.

Future Exploration

Exploration priorities for the Sleeper Gold Property are expected to focus on five priority mine scale targets located near the Sleeper Mine. All five of the priority targets occur along three structural corridors parallel to the Sleeper Mine historic mineralization. None of the five targets have been adequately tested or tested at all, in prior drill programs. Current and ongoing three-dimensional modeling of geochemical data, additional geophysical interpretations and refinements and detailed compilation on Gemcom and Gocad will help set drilling priorities. However, the targets are well defined at present. Drill testing is to involve angled drill hole fences with overlap at bedrock depths. Drill orientation of these current targets is to be east-west to optimize crossing of key structural trends. Each target should have 2 to 4 drill fences to test the target concepts.

The Company is committed to the success of the Sleeper Gold Project. We see the potential of the Sleeper Gold District for new economic discoveries as described in Dr. Sillitoe's paper. A realistic exploration budget to address the targets in Dr. Sillitoe's paper with the objective of break-through discovery is estimated at US $15 million. The minimum next phase budget is estimated at US $5 million. (See Outlook – Exploration Expenditures below).

Mill Creek/Goat Window Gold Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek Gold Property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known to occur. The area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,600,000 exploration work program that included drilling, mapping, sampling and geophysics has been completed by X-Cal on the Mill Creek Gold Property.

Richard Redfern, M.Sc., a qualified person as defined by NI-43-101, has provided the Company with a NI-43-101 Technical Report on the Mill Creek Gold Property dated February 18, 2005, which has been filed with regulators. Investors are encouraged to read the complete report for a comprehensive view of this early stage gold project which is available for viewing on the SEDAR website www.sedar.com and the Company's website www.x-cal.com.

On June 29, 2005 the Company announced that it had entered into an option agreement with Placer Dome U.S. Inc., ("Placer Dome") (subsequently acquired by Barrick Gold Corporation), which gave Placer Dome a short-fused option to purchase the Company's Mill Creek Gold Property. The option expired on January 16, 2006.

Two holes were attempted, neither of which reached their intended depths due to difficult drilling conditions. The Mill Creek drill targets described by X-Cal in its July 11, 2005 news release were not tested by the current work. A Plan of Operations application has been filed by X-Cal which, when approved, will allow for drill sites throughout the target areas to facilitate the next phase of exploration. Completion of the review process and final approval of the Plan of Operations submittal is expected shortly.

Reese River/Horse Mountain Window Property

The Company has entered into a formal agreement with Placer Dome (now Barrick Gold) to jointly explore three claim blocks totaling 3,000 acres in the Reese River Pediment, Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has agreed to carry out and fully fund a minimum US $200,000 drilling program, developed by both parties, within Year One but prior to December 31, 2006. Barrick has a one time right to expend triple the Company's expenditures in Years Two and Three to earn back a 51% interest in the properties.

The Company has been carrying out a mapping and sampling program on the Reese River Property and is currently preparing to file a NI-43-101 Technical Report.

During 2006 a gravity survey was completed and a total of 64 new gravity stations were surveyed. The gravity survey indicates a complex structural setting composed of three major structural zones. Geologic mapping supports the zones with correlating mapped faults and major lithologic boundaries. An up-thrown block is interpreted at the zones' intersection with the associated gravity high being potentially the result of lower plate carbonates. The structures and the lower plate are both exploration targets.

To date, 329 rock samples and 926 soil samples have been collected on the property. The geochemical results from these samples are being integrated into a GIS database.

Drill permits and bonding are in place.

Spring Valley Area (WR Claims)

X-Cal has recently staked thirty-eight new lode mineral claims in the Spring Valley Area, Pershing County, Nevada. Dr. Ken Snyder provided land research to the company which facilitated the

staking. An agreement on compensation for Dr. Snyder will be negotiated when land acquisition in this new area is completed.

SUMMARY

As part of financing plans for 2006 exploration, the Company will include budgets for both of its early stage Cortez Area properties (Mill Creek/Goat Window and Reese River/Horse Mountain Window). However the Sleeper Gold Project, which is an advanced exploration project, will remain the primary focus of the Company.

Results of Operations

X-Cal is in the business of exploring for, and where warranted, developing gold property interests. The Company has no producing properties, and consequently no sales or revenues.

The following table summarizes selected financial data from the Company's financial information for the six months ended September 30, 2006 and 2005.

		6 months ended September 30, 2006		6 months ended September 30, 2005
Total revenue excluding foreign exchange	$	66,744	$	56,958
Net loss for the period	$	1,373,720	$	326,368
Loss per share	$	0.012	$	0.004
Cash and term deposits	$	4,544,195	$	2,272,085
Total assets	$	34,989,075	$	22,507,031
Total liabilities	$	1,314,761	$	765,711
Total shareholders' equity	$	33,674,314	$	21,741,321
Cash dividends per share	$	Nil	$	Nil

Included in the consolidated financial statements for 2006 is the Company's newly acquired remaining 50% interest in the New Sleeper Gold LLC ("NSG LLC") joint venture. Whereas in 2005, only the Company's 50% share of the net assets and expenses of NSG LLC were included.

During the six months ended September 30, 2006, the Company recorded a net loss of $1,373,720 or $0.012 per common share and recorded a net loss of $261,889 or $0.002 per common shares for the three months ended September 30, 2006 (2005: $326,368 or $0.004 per common share, 3 months $91,365 or $0.001 per common share).

Interest income earned in the six months ended September 30, 2006 from cash and short-term monetary investments was $41,753 (2005 – $56,958) and for the three month period ended

September 30, 2006 interest earned was $32,016 (2005 - $23,632). This increase was due to higher cash balances on hand throughout the period in 2006 compared to 2005.

The following table outlines general and administrative expenditures attributable directly to the Company and those not capitalized in the property and attributable to NSG LLC. Financial information for the six months ended September 30, 2006 and 2005.

Six Months ended September 30,	2006			2005		
	X-Cal Resources Ltd.	NSG LLC 100% Interest	Total	X-Cal Resources Ltd.	NSG LLC 50% Interest	Total
	$	$	$	$	$	$
Accounting & Audit	57,278		57,278	31,467	6498	37,965
Amortization	12,968		12,968	14,490		14,490
Investor Relations	19,608		19,608	6,470	17,901	24,371
Insurance	35,712		35,712		104,093	104,093
Shareholder communication	57,256		57,256	44,816		44,816
Legal	81,079	470	81,550	17,793	11,711	29,504
Office & other	27,387	8,755	36,142	32,296	19,329	51,625
Rent	23,094	5,532	28,625	13,419	10,784	24,203
Salaries & consultants & contractors	347,351	53,440	400,791	87,282	46,378	133,660
Stock based compensation	436,679		436,679			
Regulatory fees	55,047		55,047	25,042		25,042
Telecommunications	14,593	2,112	16,705	10,500	3,184	13,684
Travel	63,209	13,802	77,011	12,958	4,429	17,387
TOTAL	$1,231,261	$84,111	$1,315,372	$296,533	$221,123	$517,656

General and administrative expenses for the six months ended September 30, 2006 were $1,315,372 (2005 - $517,656) and for the three months ended September 30, 2006 general and administrative expenses were $332,891 (2005 - $252,739). The Company recorded an overall increase in costs due to stock based compensation $436,679 (2005: Nil) three months stock based compensation $3,913 (2005 – Nil); the increase in Salaries is due largely to a bonus paid to an officer of the Company of $150,000 and an increase in wages due to increased activity on the Company's Sleeper property and the Company now assuming 100% of the costs. Increases in travel and investor relations in 2006 are due to the Company's financing efforts. The increase in legal expenses is due to the closing of the Company's acquisition of NSG LLC.

For the six months ended September 30, 2006 X-Cal recorded a loss per share of $0.012 (2005: $0.004) based on a weighted average number of shares outstanding of 109,476,878 (2005:

76,135,255). Actual shares outstanding as at September 30, 2006 were 123,635,255 (2005: 76,135,255) representing a loss per share of $0.011 (2005: $0.004).

For the six months ended September 30, 2006, X-Cal recorded an unrealized foreign exchange loss of $125,092 (2005 – $122,114) and a slight gain during the three months ended September 30, 2006 $24,209 (2005 – $134,871). This loss was due mainly to the strength of the Canadian Dollar against the US Dollar and fluctuation during the three month period.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Summary of Quarterly Results

The following is a summary of unaudited quarterly financial information for the Company's three months ended September 30, 2006.

2007	1st QTR	2nd QTR	3rd QTR	4th QTR	TOTAL
Interest Income	$9,737	$32,016			$41,753
Net Loss	$1,111,831	$261,889			$1,373,720
Loss per share	$0.013	$0.002			$0.012
2006	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$33,326	$23,632	$35,143	$15,038	$107,139
Net Loss	$234,993	$379,324(1)	$278,389(1)	$638,366	1,531,072
Loss per share*	$0.003	$0.005	$0.004	$0.008	$0.02
2005	**1st QTR**	**2nd QTR**	**3rd QTR**	**4th QTR**	**TOTAL**
Interest Income	$45,099	$47,523	$82,837	$3,267	$178,726
Net loss	$48,972	$558,961	$641,670	$538,939	$1,788,542
Loss per share*	$0.001	$0.007	$0.008	$0.007	$0.02

**Basic, **Basic and diluted*

While the information set out in the foregoing table is mandated by National Instrument 51-102, it is management's view that the variations in financial results that occur from quarter to quarter are not particularly helpful in analyzing the Company's performance. It is in the nature of the business of junior exploration companies that unless they sell a mineral interest for a sum greater than the costs incurred in acquiring such interest, they have no significant net sales or total revenue. Because the majority of our expenditures consist of exploration costs that are capitalized, our quarterly losses usually result from costs that are of a general and administrative nature.

Significant variances in the Company's reported loss from quarter to quarter most commonly arise from three factors that are difficult to anticipate in advance or to predict from past results: (i) decisions to write off deferred exploration costs when management concludes that there has been an impairment in the carrying value of a mineral property, or the property is abandoned, (ii)

the granting of incentive stock options, which results in the recording of amounts for stock-based compensation expense that can be quite large in relation to other general and administrative expenses incurred in any given quarter, and (iii) increased costs directly related to financing activities of the Company.

General and administrative expenses for the six months ended September 30, 2006 were $1,315,372 (2005 - $517,656). The increase in expenses is attributable to stock-based compensation recorded during the quarter $436,679 (2005 – Nil), costs associated with financing $153,875 (2005: Nil), increased legal costs due largely to closing of the acquisition of NSG LLC, $81,550 (2005: Nil), and a bonus of $150,000 included in salaries, consultants and contractors (2005: Nil).

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Liquidity and Capital Resources

As at September 30, 2006, the Company had cash and short-term investments of $4,544,195 (2005 $2,272,085). At September 30, 2006, the Company held $4,505,731 in guaranteed investment certificates, term deposits and on deposit with the Bank of Montreal. Additionally, the Company holds $61,677 in the Wells Fargo Bank in the US. The Company also holds $3,018 in marketable securities (recorded at cost) (2005 – $2,277).

As at September 30, 2006, the Company had a working capital balance of $4,429,981 (2005 – $1,433,325). The increase in working capital reflects an increase in financing activities (2006: $10,640,000; 2005: Nil). The Company paid $5,000,000 in cash to acquire the additional 50% interest in the NSG LLC and continues to be active in the exploration of its properties, with its priority being the exploration of the Sleeper Gold Property.

In 2006 the Company issued 37,500,000 common shares for gross proceeds of $10,640,000 (2005 - Nil) in private placements and issued an additional 10,000,000 shares at a deemed value of $3,200,000 for property acquisition purposes (2005 – Nil); no common shares were issued for the exercise of options (2005 – Nil) so the Company received no proceeds in 2006 (2005 – $Nil); and the Company had no shares issued for the exercise of warrants and accordingly received no proceeds (2005 – Nil).

Contractual property acquisition and holding costs for 2006 were $60,865 (2005 – $50,000). Previously, future advance royalty payments due under the Sleeper Gold Project were paid by the joint venture; they will now be the sole responsibility of the Company.

Exploration and property costs in 2006 were $1,785,876 (2005 – $1,536,545). Of that amount $1,662,423 (2005 – $1,1,362,636) was incurred on the Sleeper Gold property. Additionally, $38,497 (2005 – $149,0964) was spent on the Mill Creek Property. The Company has incurred nominal expenses on this property during the period. The Company further incurred $70,784 (2005 – 24,813) on the Reese River Property. Additionally, the Company incurred $14,172 for staking fees for the new WR, Spring Valley Area Claims (2005 – Nil).

For the three months ended September 30, 2006 the Company incurred exploration and property costs of $1,157,022 (2005 - $520,738). Of this amount $1,055,922 (2005 - $406,616) was incurred on the Sleeper Property, $20,300 (2005 - $89,308) was expended on the Mill Creek Property, $66,628 (2005 - $24,813) was expended on the Reese Property. The company also incurred$14,172 in staking fees for the Spring Valley Area claims during the three months ended September 30, 2006.

Commitments

Office Lease

The Company leases office space in Vancouver. The lease agreement, which expires in July 2007, requires the company to pay $26,187 annually as its share of base rent and operating costs.

Management Agreements

The Company has entered into a five year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased, but not decreased. The remuneration for the President was increased during the period to $160,000 per annum from $120,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

Related Party Transactions

The Company has made an accrual and paid legal fees and expenses of $19,643 (2005 - $6,306) to a law firm of which a director of the Company is a partner. The Company paid an aggregate of $30,833 (2005 - $6,000) in consulting fees and expenses to a director and officer of the Company. The Company also paid a $150,000 bonus to the President of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Critical Accounting Estimates and Significant Accounting Policies

For a detailed summary of the Company's significant accounting policies, the reader is directed to Note 2 of the Notes to the Unaudited Interim Consolidated Financial Statements, September 30, 2006 and to the Audited Consolidated Financial Statements, March 31, 2006 and 2005 available on SEDAR @ www.sedar.com.

Principles of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and its wholly owned subsidiaries X-Cal U.S.A. Inc. and New Sleeper Gold LLC. The Company's interest in the New Sleeper Gold LLC, through which it carries on its principal mineral exploration activities, was accounted for using the proportionate consolidation method while it was operated as a joint venture. Subsequent to the acquisition of the joint venture partner's interest, the results are consolidated wholly.

Mineral Properties

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

When properties are acquired under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obligated to make the payment or issue the shares.

When properties are sold under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obligated to make the payment or to issue the shares.

Reclamation and Environmental Costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company adopted the new standards for accounting for reclamation and environmental obligations as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Previously, reclamation and environmental obligations were accrued on an un-discounted basis at the time of acquisition of properties or as obligations were incurred in exploration activities. This change in accounting policy was applied retroactively.

Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments

The Company has various financial instruments including cash, deposits, funds held in trust, and payables and accruals. The carrying value of all financial instruments approximates their fair values.

(a) Fair value

The carrying values of cash and term deposits, deposits, accounts payable and accrued liabilities, reclamation and environmental obligations approximate their fair values because of the short-term maturity of these financial instruments.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

Outlook

Exploration Expenditures

The gold production industry has consolidated and continues to face the need for reserve replacement, as predicted in previous annual reports. The Company has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. New Sleeper Gold LLC (50% X-Cal/50% New Sleeper Gold Corporation) under the direction of New Sleeper Gold Corporation as operator of the Sleeper Joint Venture did not make the breakthrough discovery that shareholders had been anticipating for this project. However, the Sleeper Joint Venture team to carried out exploration work at Sleeper and a large volume of new data was produced which can be used to target future work.

The Company successfully acquired the 50% interest that New Sleeper Gold Corporation held in the Sleeper Joint Venture. The Company is now solely responsible for continued exploration of the property and has assembled what it feels to be an experienced team of professionals to carry on current exploration programs as recommended in the NI-43-101 Technical Report (March 2006). The Company has currently budgeted $1.3 million to begin implementation of its exploration program. The Company is continuing to seek to raise additional financing to fund the recommendations in the NI-43-101 Technical Report (March 2006) as next phase exploration program.

The Mill Creek Gold Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. The Company had entered into an option agreement with Placer Dome U.S. Inc. in which Placer was given a short-fused option to purchase the property. The option was not exercised.

As part of forward planning for the Mill Creek Property, X-Cal awaits approval of a Plan of Operations type of permit, which will allow for comprehensive drill testing at Mill Creek in 2006. The Plan of Operations Permit will facilitate continued exploration during 2006.

The Reese River agreement between the Company and Placer Dome (now Barrick Gold) allows for work programs that are based on recommendations of a technical team composed of both Placer Dome (Barrick) and the Company's personnel. The Company has committed to fund a minimum of US $200,000 of drilling work prior to December 31, 2006 or a later date as may be agreed to by X-Cal & Barrick if a time extension is required due to availability of drilling equipment.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

Risks and Uncertainties

Risks related to the Mining Exploration Industry Generally

The Company is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Risk associated with mineral tenure rights

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Uninsured Risks

The Company maintains insurance to protect it against certain risks related to its current operations in amounts that it believes are reasonable depending upon the circumstances surrounding each identified risk. The Company may elect, however, not to insure against certain risks due to high premiums or for various other reasons. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise there could result increasing costs and a decline in the value of the Company's securities.

Competition

The Company competes with other mining companies that have substantially greater financial and technical resources for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees, contractors and other advisors with technical skills and experience in the mining industry. There can be no assurance that the Company will continue to attract and retain skilled employees, contractors, and technical advisors.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. The Company has relied, and will continue to rely, upon a large number of consultants and others for operating expertise. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Requirement for Further Financing

The Company is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal year end 2007. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. The Company's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at November 10, 2006

The Company has unlimited share capital of common shares of no par value. Of this, the Company has 123,635,255 shares outstanding or 132,270,255 shares on a fully diluted basis. Summary of shares issued during the period:

Date	Type	No. of shares	Deemed or Issue Price per share	Gross Proceeds to Company
March 31, 2006	Opening balance	76,135,255		
May 16, 2006	Property Acquisition	10,000,000	$0.32	$3,200,000(1)
May 16, 2006	Private Placement	23,517,001	$0.28	$6,584,760
May 18, 2006	Private Placement	10,482,999	$0.28	$2,935,240
Sept 06, 2006	Private Placement	3,500,000	$0.32	$1,120,000
Nov 10, 2006	**Total**	**123,635,255**		

(1) deemed value, no cash received by the Company.

The Company granted an additional 20,000 incentive stock options during the period. There are 8,635,000 stock options currently outstanding under the Company's incentive stock option plan(s) with exercise prices ranging from $0.33 - $0.80 with expiry dates ranging to May 31, 2011.

The Company has no existing warrants outstanding.

If the Company were to issue all 8,635,000 issuable upon exercise of all incentive stock options outstanding, it would raise approximately $2,936,000.

Items Subsequent to Period-End

In the opinion of management, there are no material items since the end of the fiscal period that require further discussion in the MD&A than otherwise disclosed herein.

MANAGEMENT DISCUSSION AND ANALYSIS
(for the six months ended September 30, 2006)

This interim Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the second quarter ending September 30, 2006 with those of the corresponding quarter of 2005. It is also an update to the Company's annual MD&A for the year ended March 31, 2006 and interim MD&A for the period ending June 30, 2006, and should be read in conjunction with the audited and unaudited financial statements and accompanying notes for all relevant periods, copies of which are filed on the SEDAR website: www.sedar.com.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

The information in this Management Discussion and Analysis contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of November 10, 2006.

All references to "2006" refer to the six months ended September 30, 2006, and all references to "2005" refer to the six months ended September 30, 2005, unless otherwise noted.

General

The Company is an active resource exploration company focused on the identification and delineation of gold and silver mineral resources on its Sleeper Gold, Mill Creek and Spring Valley properties in Nevada, USA. Under the terms of an agreement, the Company has acquired a fourth Nevada gold property, the Reese River Pediment project which is subject to an agreement with Barrick Gold

The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the Company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. Management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada gold properties.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives.

The potential profitability of the Sleeper, Mill Creek, Reese River and Spring Valley Area Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates of the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Sleeper Gold Property

Note: All references to years, 2006 – 2005 – 2004, refer to work programs carried out within the calendar year.

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper Gold Project was acquired by New Sleeper Gold Corporation, a publicly traded reporting issuer, in return for providing initial funding to the New Sleeper Gold LLC joint venture (the "Sleeper Joint Venture") (50% X-Cal/50% New Sleeper Gold Corporation). A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports are available on SEDAR at www.sedar.com.

The Company contributed its interest in the Sleeper Gold Project to the Sleeper Joint Venture and New Sleeper Gold Corporation capitalized the Sleeper Joint Venture with US $20,000,000 to explore the Sleeper Gold Project. The Sleeper Joint Ventures company treasury was independent of both companies and managed on behalf of the Sleeper Joint Venture by New Sleeper Gold Corporation. The Sleeper Joint Venture was operated by a committee composed of members from each company. The work programs were managed by New Sleeper Gold Corporation.

The Company acquired the 50% interest from New Sleeper Gold Corporation (now Reunion Gold Corporation) in the Sleeper Joint Venture on May 16, 2006. The Company paid $5,000,000 CDN and delivered 10 million common shares at a deemed value of $0.32 per share ($3,200,000), with resale restrictions attached. The Company now owns 100% of New Sleeper Gold LLC.

The exploration program for the years 2004 through early 2006 included drilling of 82,240 feet of core and reverse circulation drilling in 2004, and 22,524 feet of drilling and reverse circulation drilling in 2005. Extensive exploration targeting studies and surveys were initiated and substantially completed late in the two year program and most of the study results and data modeling were completed. The results of the studies have established a better definition of exploration targets. The surveys are described in detail in the NI-43-101 Technical Report (March 2006) filed on SEDAR.

The Company assembled a panel of professionals to independently review the Sleeper Gold Project and to make recommendations for ongoing work. Two of the panel members, Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist, provided the Company with their expert views in the form of: "Observations on the Sleeper Gold Project, Nevada" by Dr. Jeffrey Hedenquist and a separate paper "Exploration Potential of the Sleeper Project, Nevada" by Dr. Richard H. Sillitoe. These papers are not NI-43-101 reports and should be considered a supplement to NI-43-101 documents for the project. The NI-43-101 Technical Report (March 2006) authored by Robert E. Thomason, M.Sc., L.Geo. and co-authored by Larry Kornze, B.Sc.,P.E. and Winthrop A. Rowe, M.Sc.,C.P.G. has also been completed and is available for review.

AUDITOR REVIEW

November 10, 2006

To the Shareholders of X-Cal Resources Ltd.

The Company's independent auditor has not performed a review of these interim financial statements for the period ended September 30, 2006, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

X-Cal Resources Ltd.

"John M. Arnold"

John M. Arnold
Chief Financial Officer

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited – prepared by management)

		September 30, 2006 (unaudited)		March 31, 2006 (audited)
Assets				
Current				
Cash and term deposits	$	4,544,195	$	1,289,270
Receivables and prepayments		167,820		334,762
		4,712,015		1,624,032
Prepaid insurance (Note 3)		2,198,539		
Reclamation bond– commutation account (Note 3)		3,452,728		
Environmental bonds		77,350		
Mineral property interests (Note 4)		24,459,664		20,158,750
Property and equipment (Note 5)		88,779		71,515
	$	34,989,075	$	21,854,297
Liabilities				
Current				
Payables and accruals	$	282,034	$	190,707
Environmental obligations (Notes 3 and 6)		1,032,727		468,949
		1,314,761		659,656
Shareholders' Equity				
Capital Stock, net of issuance costs (Note 7)		47,275,503		33,809,188
Subscriptions received in advance				168,000
Contributed Surplus (Note 7)		2,520,138		1,965,060
Deficit		(16,121,327)		(14,747,607)
		33,674,314		21,194,641
	$	34,989,075	$	21,854,297

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited – prepared by management)

	Three months ended		Six months ended	
	September 30	September 30	**September 30**	September 30
	2006	2005	**2006**	2005
General and administrative expenses				
Accounting	$ **12,340**	$ -	$ **57,278**	$ 37,965
Amortization	**5,894**	7,275	**12,968**	14,490
Investor relations	**9,312**	12,499	**19,608**	24,371
Insurance	**17,080**	70,180	**35,712**	104,093
Shareholder communications	**41,717**	38,011	**57,256**	44,816
Legal	**18,126**	22,006	**81,550**	29,504
Office and other	**8,831**	27,062	**36,142**	62,125
Regulatory fees	**20,440**	15,962	**55,047**	25,042
Rent	**14,852**	13,267	**28,625**	24,203
Salaries, consultants & directors fees	**131,847**	41,894	**400,791**	133,660
Stock-based compensation	**3,913**	-	**436,679**	-
Telecommunications	**6,335**	-	**16,705**	-
Travel	**42,204**	4,583	**77,011**	17,387
	332,891	252,739	**1,315,372**	517,656
Other				
Foreign exchange gain (loss)	**24,209**	(134,871)	**(125,092)**	(122,114)
Interest income	**32,016**	23,632	**41,753**	56,958
Accretion expense		(15,356)		(31,525)
Sale of capital assets, expense recovery	**14,777**	-	**24,991**	-
Cash contribution members	**-**	287,969	**-**	287,969
Net loss for the period	**(261,889)**	(91,365)	**(1,373,720)**	(326,368)
Deficit, beginning of period	**(15,859,438)**	(13,451,528)	**(14,747,607)**	(13,216,525)
Deficit, end of period	$ **(16,121,327)**	$ $(13,542,893)	$ **(16,121,327)**	$ (13,542,893)
Net loss per share, basic and diluted	$ **0.002**	$ $ 0.001	$ **0.012**	$ 0.004
Weighted average common shares Outstanding	**121,048,298**	76,135,255	**109,476,878**	76,135,255

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited – prepared by management)

	Three Months Ended September 30		Six Months Ended September 30	
	2006	2005	**2006**	2005
Cash derived from (applied to)				
Operating				
Net loss	**$(261,889)**	$ (91,365)	$ **(1,373,720)**	$ (326,358)
Stock-based compensation	**3,913**		**436,679**	
Amortization	**5,894**	7,275	**12,968**	14,490
Accretion expense	**-**	(59,333)	**-**	(81,672)
Changes in receivable and payables	**(195,841)**	(45,933)	**100,168**	(132,267)
	(447,923)	(189,356)	**(823,905)**	(525,807)
Financing				
Shares issued for cash	**1,120,000**	-	**10,472,000**	-
Cost of share issuance			**(373,685)**	
	1,120,000	-	**10,098,315**	-
Investing				
Mineral property acquisition	**-**	-	**(5,000,000)**	-
Mineral property interest	**(676,572)**	(624,613)	**(989,253)**	(1,508,378)
Acquisition of property and equipment	**3,555**	(2,421)	**(30,232)**	(4,134)
	(673,017)	(627,034)	**(6,019,485)**	(1,512,512)
Net increase (decrease) in cash	**(940)**	(816,390)	**3,254,925**	(2,038,319)
Cash and term deposits				
Beginning of period	**4,545,135**	3,088,475	**1,289,270**	4,310,404
End of period	**$4,544,195**	$2,272,085	**$4,544,195**	$2,272,085
Non-cash investing & financing activities				
Stock-based compensation capitalized in mineral property interests	**-**	-	$ **118,400**	-
Shares issued for mineral property acquisition	**-**		$ **3,200,000**	-
Reclamation and environmental obligation	**-**	$ -	$ **563,778**	$ 507,843
Accounts payable related to mineral property interests	**$ 74,092**	$ 402,263	$ **124,027**	$ 612,561
Accounts receivable related to mineral property interests	**$ 5,811**	$ 165,198	$ **22,437**	$ 198,788
Prepaid insurance and commutation account	**-**	$ -	$ **5,689,564**	$ -

(See accompanying notes to consolidated financial statements)

1. Nature of Operations and Basis of Presentation

X-Cal Resources Ltd. (the "Company") is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. There is no assurance that the Company will be successful in its search.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures, and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the Company to locate economically recoverable reserves, obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and X-Cal U.S.A. Inc., its wholly-owned subsidiary and its newly acquired 100% interest in the former New Sleeper Gold LLC joint venture.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Interest income is accrued as earned on the term deposits at the stated rate over the term to maturity. The Company recognizes income on the sale of assets in accordance to sales agreements.

Translation of foreign currencies

Unless otherwise noted, all amounts presented in these financial statements are expressed in Canadian dollars.

Foreign currency transactions are translated by the temporal method whereby monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date; non-monetary assets are translated at rates prevailing when acquired; and revenue and expenses are translated at average rates of exchange for the period. Translation gains and losses are included in the results of operations for the period.

2. Summary of Significant Accounting Policies (cont'd)

Cash and term deposits

The Company considers cash to include cash and short-term investments readily convertible into cash.

Mineral property interests

Mineral interests represent acquisition, holding and exploration costs, less amounts recovered, written off or written down to date. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties that are abandoned or considered uneconomic in the foreseeable future are written off.

When properties are acquired by the company under agreements requiring future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or becomes obliged to make the payment or to issue the shares.

When properties are sold by the company under agreements requiring future purchase payments to be made at the sole discretion of the purchaser, those future payments, whether in cash or shares, are recorded only when the purchaser has made or becomes obliged to make the payment or to issue the shares.

Reclamation and environmental costs

The Company is subject to the laws and regulations relating to environmental matters in jurisdictions in which it operates, including those relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its existing properties and properties in which it previously had an interest.

The Company has adopted the new standards for accounting for reclamation and environmental obligations as set out in Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110. Those standards require that the fair value of the Company's reclamation and environmental obligations be recognized in the financial statements as a liability in the period in which the obligation is assumed on acquisition or is incurred in exploration of properties. The fair value of the liability is initially recorded at the discounted value of expected future cash outlays to satisfy the obligations, with a corresponding increase to mineral property interests. The liability is adjusted at the end of each period to reflect changes in the present value of the estimated future cash outlays underlying the obligation. The Company records that increase in the carrying amount of the obligation as accretion expense.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization calculated over their estimated useful lives. All property and equipment is amortized on the straight-line method over 5 years.

Capital stock issued for other than cash

Capital stock issued for other than cash is valued at the price at which the stock traded on the principal stock exchange on which the stock trades at the time the related agreement to issue stock is made or, if such issuance is at the option of the Company, at the time the Company determines to issue such stock.

2. Summary of Significant Accounting Policies (cont'd)

Stock-based compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Future income taxes

The Company follows the liability method of accounting for income taxes. Under the liability method future income tax assets and liabilities are computed on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using enacted income tax rates at each balance sheet date. Future income tax assets also include the benefit that may be derived from loss carry-forwards and unclaimed other deductions. The valuation of future income tax assets is reviewed annually and adjusted by a valuation allowance to reflect the estimated realizable amount.

Loss per share

Loss per share is determined by dividing net loss by the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to determine the dilutive effect of stock options. This method assumes that proceeds received from the exercise of in the money stock options and warrants are used to repurchase common shares at the average market price during the period. No exercise or conversion is assumed during the years in which a net loss is incurred as the effect is anti-dilutive.

Financial Instruments

(a) Fair value

The carrying values of cash and term deposits, and accounts payable and accrued liabilities, approximate their fair values because of the short-term maturity of these financial instruments.

(b) Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(c) Foreign currency risk

The Company incurs expenditures in both Canadian and US dollars and obtains financing in Canadian dollars. Therefore, the Company is exposed to foreign currency risk. The Company does not use derivative instruments to mitigate that risk.

3. Comparative Figures

Due to the acquisition of the remaining 50% interest in the New Sleeper Gold LLC joint venture during the period September 30, 2006, certain 2005 comparative figures have not been reclassified to conform to the

3. Comparative Figures (cont'd)

financial statement presentation adopted for 2006. The 2005 comparative figures for the Sleeper Gold Project have not been reclassified as the Company owned 50% of the project during that period. 2005 includes among other things, prepaid insurance and reclamation bonds capitalized in the property, 2006 does not.

The Company has reclassified the prepaid insurance: $2,198,539; and the reclamation-commutation account $3,452,728 in its 2006 financial statements.

4. Mineral Property Interests

		September 30, 2006		September 30, 2005
Sleeper Gold Project – Nevada, USA	$	21,895,333	$	17,482,310
Mill Claims – Nevada, USA		2,442,148		2,304,921
Reese River – Nevada, USA		108,011		24,813
Spring Valley – Nevada, USA		14,172		
	$	24,459,664	$	19,812,044

On May 16, 2006 the Company acquired the remaining 50% interest in the Sleeper Gold Project from New Sleeper Gold Corporation.

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. Also, the Company had an option to purchase the 50% interest of a joint venturer.

In January 2004, the Company purchased the interest of the former joint venturer, Kinross Gold Corporation, and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied to:
  - i) US $4,000,000 to exercise the option to purchase the Kinross Gold interest in the properties;
  - ii) US $8,000,000 to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve of which US $5,300,000 was expended by March 31, 2004; the remaining US $2,700,000 was released subsequently and made available for exploration and general operating purposes; and
  - iii) the balance of US $8,000,000 for exploration and general operating purposes.

4. Mineral Property Interests (cont'd)

The Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture on May 16, 2006 by a cash payment of $5,000,000 and the issue of 10,000,000 shares of its common stock at a deemed value of $0.32 per share, representing an aggregate of $8,200,000 paid to New Sleeper Gold Corporation. The Company now owns 100% of New Sleeper Gold LLC.

(a) Certain claims of the Sleeper Gold Project are subject to royalty obligations to Leland York under a lease agreement. New Sleeper Gold LLC is obliged to make advance royalty payments of $3,000,000 payable at $50,000 per year. Any commercial production from those claims is subject to a 3% net smelter return that may be offset in full to the extent of royalties paid in advance. When $3,000,000 has been paid, the royalty will be reduced to 0.5%. New Sleeper Gold LLC has the right of first refusal to purchase the remaining 0.5% royalty at a price to be negotiated should the holder offer it for sale.

Mill Claims

The Mill claims were acquired by staking in 1992. The Company owns a 100% interest in this 720-acre group of 36 lode mineral claims.

On June 28, 2005, the Company entered into an option agreement with Placer Dome U.S., Inc. ("Placer"), which allowed Placer the right to purchase the Company's Mill Creek Gold property, located in the Cortez Area, Lander County, Nevada for US $5,000,000. A non-refundable signing fee of US $50,000 paid to the Company initiated the agreement.

Placer had until January 16, 2006 to determine if they will pay US $5,000,000 for the Mill Creek Gold property. The agreement was terminated January 19, 2006.

Reese River

The Company has entered into a formal agreement with Placer Dome to jointly explore in the Reese River Pediment, three claim blocks totaling 3,000 acres located in Lander County, Nevada. Title of the claims has been transferred from Placer Dome to the Company. The Company has agreed to carry out and fully fund a minimum US $200,000 drilling program developed by both parties, prior to December 31, 2006. Placer Dome has a one time right to expend triple the Company's expenditures in years two and three to earn back a 51% interest in the properties.

Spring Valley

The Company has staked 38 claims totaling 760 acres located in the Spring Valley area, Pershing County, Nevada.

5. Property and Equipment

September 30, 2006		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	109,697	$	48,175	$	61,522
Office equipment		102,935		76,830		26,105
Leasehold improvements		18,650		17,498		1,152
	$	231,282	$	142,503	$	88,779

September 30, 2005		Cost		Accumulated Amortization		Net Book Value
Vehicles	$	145,182	$	90,572	$	54,610
Office equipment		94,146		69,095		25,051
Leasehold improvements		18,650		16,651		1,999
	$	257,978	$	176,318	$	81,660

6. Reclamation and Environmental Obligations

Subject to the laws and regulations relating to environmental matters, the Company may be held liable for future site restoration costs. On May 16, 2006 the Company acquired the remaining 50% interest in the New Sleeper Gold LLC joint venture, a result of which is that it acquired 100% of the liability for the asset retirement obligation, $1,032,727 (2005 – 50%, $507,843)

7. Capital Stock and Contributed Surplus

(a) Authorized:

Unlimited common shares without par value.

(b) Issued:

	Shares		Amount		Contributed Surplus
Balance, March 31, 2005	76,135,255	$	33,809,188	$	1,475,025
Stock-based compensation – options granted	-		-		490,035
Balance, March 31, 2006	76,135,255	$	33,809,188	$	1,965,060
Stock-based compensation – options granted	-		-		555,078
Issued for cash	23,517,001		6,584,760		-
Issued for cash	10,482,999		2,935,240		-
Issued for cash	3,500,000		1,120,000		
Property acquisition (deemed value)	10,000,000		3,200,000		-
Share Issuance Costs			(373,685)		
Balance, September 30, 2006	123,635,255	$	47,275,503	$	2,520,138

7. Capital Stock and Contributed Surplus (cont'd)

(c) Stock options (cont'd)

The Company has a 10% rolling stock option plan under which directors, officers and other key employees and consultants to the Company and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the plan is 5% of the issued capital at the date of the grant with respect to any one optionee, not to exceed 10% of the issued and outstanding common shares of the Company in aggregate (2005 - 7,500,000). Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Summary of stock option activity:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	6,015,000	$ 0.45	5,155,000	$ 0.68
Granted	2,620,000	$ 0.35	-	-
Exercised	-	-	-	-
Expired	-	-	(90,000)	$ 0.68
Cancelled	-	-	-	-
Outstanding, end of period	8,635,000	$ 0.42	5,065,000	$ 0.68

As at September 30, 2006, the Company had stock options outstanding and exercisable, enabling the holders to acquire shares as follows:

Number of Shares	Exercise Price	Expiry Date
1,450,000	$ 0.47	December 6, 2006
50,000	$ 0.50	January 28, 2007
750,000	$ 0.80	March 11, 2007
225,000	$ 0.50	December 13, 2007
200,000	$ 0.45	April 1, 2008
640,000	$ 0.50	December 13, 2009
1,500,000	$ 0.33	February 16, 2009
1,200,000	$ 0.33	February 16, 2011
1,700,000	$ 0.35	May 31, 2011
900,000	$ 0.35	May 31, 2009
20,000	$0.35	July 28, 2009
8,635,000		

7. Capital Stock and Stock Based Compensation (cont'd)

(d) Warrants

Summary of share warrant activity:

	2006		2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of period	Nil	-	3,250,000	$ 0.72
Issued	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding, end of period	Nil		3,250,000	$ 0.72

(e) Stock-based compensation

The Company uses the Black-Scholes option pricing model to estimate the value of the options at each grant date using the following assumptions for the six months ended September 30, 2006. No options were granted during the comparable period 2005:

	2006	2005
Risk-free rate of return	4.22%	-
Expected dividend yield	-	-
Expected stock price volatility	81.05%	-
Expected option life in years	4.3	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

During the six months ended September 30, 2006, the compensation cost of stock options granted was $555,078, of which $436,678 was expensed and $118,400 was capitalized to mineral properties. Stock-based compensation was attributable as to directors - $385,787, employees and consultants - $169,291, (2005: Nil).

8. Related Party Transactions

The Company has made an accrual and paid legal fees and expenses of $19,643 (2005 - $6,306) to a law firm of which a director of the Company is a partner. The Company paid an aggregate of $30,833 (2005 - $6,000) in consulting fees and expenses to a director and officer of the Company. The Company also paid a $150,000 bonus to the President of the Company.

All of the above transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Segmented Information

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and the United States of America. All current exploration activities are conducted in Nevada, US. The net loss and assets identifiable with those geographic areas are as follows:

		2006		2005
Net loss				
Canada	$	(1,178,433)	$	(296,553)
USA		(195,287)		(221,123)
	$	(1,373,720)	$	(517,676)
Assets				
Canada	$	4,632,974	$	2,323,868
USA		30,356,101		20,183,163
	$	34,989,075	$	22,507,031

10. Commitments

(a) Office lease

The Company leases office space in Vancouver until July 31, 2007, under which it must pay $26,187 annually as its share of base rent and operating costs.

(b) Management agreements

The Company has a five-year Employment Agreement dated September 1, 2004 whereby it will pay an administrative manager $72,000 per annum. Currently, by mutual agreement between the parties, the employee is receiving $36,000 per annum as payment in full for services provided. Should the Company terminate the agreement or should the Company have an effective change of control, it will be liable for payment of one year's salary at the full rate of $72,000.

The Company has an employment contract with its President. Under the terms of that contract, remuneration is reviewable on October 1st of each year, when such remuneration may be increased but not decreased. The remuneration for the President was increased during the period to $160,000 per annum from $120,000 per annum. Additionally, the contract provides that, in the event of termination by the Company, the President shall receive three times the annual amount of salary in the year of termination plus US $150,000.

11. Subsequent Events

There are no further materially reportable events.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Acquisition and Exploration Costs
For the six months ended September 30, 2006 and 2005

	2006					2005			
	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Spring Valley	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Reese River	Total
Mineral acquisitions and exploration expenditures, beginning of year	$ 17,717,872	$ 2,403,651	$ 37,227	$ -	$ 20,158,750	$ 22,647,442	$ 2,217,401	-	$ 24,864,843
Acquisition and holding costs incurred									
Advance royalties	-	-	-	-	-				
Property acquisitions	8,200,000	-	-	-	8,200,000				
	$ 8,200,000	$ -	$ -	$ -	$ 8,200,000	$ -	$ -	-	$ -
Exploration Expenditures						-	-	-	-
Consulting	278,710	22,822	17,907	-	319,439	13,996	7,544	847	22,387
Geology, including consultant	229,198	-	-	-	229,198	528,926	-	-	528,926
Drilling & Assaying	145,094	-	-	-	145,094	356,166	4,955	-	361,121
Field expenses	151,855	3,086	277	-	155,218	222,712	45,103	-	267,815
Insurance	54,307	-	-	-	54,307	3,500	3,500	-	7,000
Geophysics & Geochemistry	531	-	6,421	-	6,952	169,084	13,139	-	182,223
Licenses, fees & claim fees	214,543	5,756	44,184	14,172	278,655		5,910	23,966	29,876
Reclamation	807	-	-	-	807	-	-	-	-
Stock-based compensation	118,400	-	-	-	118,400	-	-	-	-
Office, wages, prof fees & travel expenses	468,978	6,833	1,994	-	477,806	68,252	68,944	-	137,196
	$ 1,662,423	$ 38,497	$ 70,784	$ 14,172	$ 1,785,876	$ 1,362,636	$ 149,095	$ 24,813	$ 1,536,544
Option payments received							(61,575)	-	(61,575)
Mineral property interests written off - acquisition		$ -	$ -	$ -	$ -		$ -	-	$ -
Mineral exploration expenditures and interests before other costs (recoveries)	$ 27,580,295	$ 2,442,148	$ 108,011	$ 14,172	$ 30,144,626	$ 24,010,078	$ 2,304,921	$ 24,813	$ 26,339,812
						1,167,415	-	-	1,167,415
Prepaid reclamation obligation insurance	-	-	-	-	-	1,638,780	-	-	1,638,780
Funds held by insurer for reclamation obligation	-	-	-	-	-	657,389	-	-	657,389
Deferred environmental cost	-	-	-	-	-	267,848	-	-	267,848
Acquisition/Joint Venture adjustment	(5,684,962)	-	-	-	(5,684,962)	(10,259,200)	-	-	(10,259,200)
Mineral interests, end of year	$ 21,895,333	$ 2,442,148	$ 108,011	$ 14,172	$ 24,459,664	$ 17,482,310	$ 2,304,921	$ 24,813	$ 19,812,044